

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2024

Timothy S. Nicholls
Chief Financial Officer
International Paper Company
6400 Poplar Avenue
Memphis, Tennessee 38197

> **Re: International Paper Company**
> **Form 10-K for the Year Ended December 31, 2023**
> **Filed February 16, 2024**
> **File No. 001-03157**

Dear Timothy S. Nicholls:

We have reviewed your July 30, 2024 response to our comment letter and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 26, 2024 letter.

Form 10-K for the Year Ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Executive Summary, page 30

1.   Your response to prior comment 1 indicates that you have "excluded accelerated depreciation from special items used in the determination of non-GAAP measures" beginning with your Form 10-Q for the period ended June 30, 2024. However, the total amount of special items on page 3 of Exhibit 99.1 in your Form 8-K earnings release for June 30, 2024 furnished July 24, 2024 remains unchanged at $18 and $14 before and after tax, respectively, for the three months ended March 31, 2024. We further note the earnings release line item "Closure costs" is the same amount as the previous line item for "Accelerated depreciation" and that, within the Form 10-Q, the accelerated depreciation amounts may now be included in the "Severance and other closure costs" line item presented on page 25. Since it appears as though only the titles and descriptions of the adjustment may have changed, please clarify how you have excluded accelerated

depreciation.

Please contact Heather Clark at 202-551-3624 or Andrew Blume at 202-551-3254 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing